Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA AMEX: SA	For Immediate Release March 25, 2008

Seabridge Gold to Drill 15,000 Meters at KSM Project in 2008
$7.6 Million Program to Upgrade/Expand Mitchell Zone and Test for Higher Grade

Toronto, Canada … Seabridge Gold announced today that it will undertake a $7.6 million, 15,000 meter core drill program at its 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project, located near Stewart, British Columbia, Canada. The program, expected to commence in June, is designed to improve the value of the asset by exploring for higher grade zones, upgrading more of the remaining inferred mineral resources to the indicated category and further expanding the Mitchell zone.

Seabridge President and CEO Rudi Fronk noted “last year’s program demonstrated that inferred resources can be upgraded to the indicated category and that substantially higher grades appear to be available at depth. This year’s program will focus on defining the higher grade zones which have the potential to significantly improve project economics in the early years of production. We will also complete upgrading resources at the Mitchell zone to the point where a feasibility study can be undertaken.”

The key objectives of the program are as follows:

Objective #1:   Upgrade 231 million inferred tonnes of mineral resources at the Mitchell zone containing 5.2 million ounces of gold and 760 million pounds of copper to the indicated category. To achieve this objective, 12 infill drill holes (totaling at least 5,200 meters) will be completed in the heart of the Mitchell zone.

Objective #2:   Extend the Mitchell zone resource model down dip and to the north to capture potential new resources with better than average Mitchell grade. Approximately two-thirds of this new resource is expected to be in the indicated category. To achieve this objective, eight drill holes (totaling at least 6,500 meters) will be drilled below and between the northern most holes completed to date. Holes are also designed to follow-up on the down dip extension of higher than average grade material identified in the 2007 drilling at the Mitchell zone, including:

M-07-24E	440.8 meters to 597.3 meters (156.5 meters)	0.91 g/t gold and 0.26% copper
M-07-35	138.0 meters to 682.1 meters (544.1 meters)	1.00 g/t gold and 0.27% copper
M-07-45	300.9 meters to 555.0 meters (254.1meters)	1.19 g/t gold and 0.23% copper
M-07-47	397.0 meters to 442.6 meters (45.6 meters)	0.91 g/t gold and 0.29% copper
M-07-54	122.0 meters to 422.0 meters (300.0 meters)	1.03 g/t gold and 0.29% copper
M-07-56	106.0 meters to 238.0 meters (132.0 meters)	1.02 g/t gold and 0.18% copper
M-07-58	188.0 meters to 407.3 meters (219.3 meters)	0.95 g/t gold and 0.35% copper

Objective #3:   Explore the down-dip projection of the Sulphurets Gold Zone for a potential higher-grade, bulk mineable underground zone. Two holes (totaling at least 1,500 meters) will be drilled to test the depth extension of the Sulphurets where drill hole S-06-04 found a 118 meter wide breccia zone that averaged 0.82g/t Au and 0.54% Cu. Alteration intensity and metal grades seem to be increasing in the breccia zone to the north and west.  Expanding the Sulphurets zone down-dip in the breccia zone has the potential to identify early, higher grade production for the project. Potential also exists to evaluate a bulk underground target that could be exploited to the north of the conceptual Sulphurets open pit.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Objective #4:   Test the potential continuity of high-grade mineralization between the Iron Cap and Mitchell Deposits and evaluate this potential as a bulk mineable underground target. Previous drilling on the Iron Cap target and in the North Mitchell area encountered wide-spread gold and copper concentrations. These results imply a genetic and temporal relationship with the Mitchell zone. A single drill hole totaling 1200 meters is proposed to evaluate the continuity between these two zones and the potential grade increase at depth on the Iron Cap target. Select drill intercepts from the Iron Cap zone drilled by Falconbridge in 2005 include:

IC-05-01	3.3 meters to 75.3 meters (72.0 meters)	0.88 g/t gold and 0.30% copper
IC-05-02	168.9 meters to 250.0 meters (81.1 meters)	0.70 g/t gold and 0.20% copper
IC-05-04	205.9 meters to 248.1 meters (42.2 meters)	0.74 g/t gold and 0.29% copper

The KSM project represents one of the world’s largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade (see news releases dated January 10, 2008 and February 20, 2008 for details):

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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the adequacy or accuracy of this release.